Q3 FY21 | April 29, 2021 Shareholder Letter

Q3 FY21 Fellow shareholders, As we shared in our pre-earnings announcement, Atlassian posted strong results in Q3, driven by the confluence of the discontinuation of new server license sales and price changes to on- premises products that went into effect during the quarter (more details in the finance section below). While these short-term dynamics drove outperformance at both the top and bottom line, we’re seizing this opportunity to drive additional investment in R&D that will fuel our flywheel of continuous innovation and sustain our momentum for years to come. Our mission to unleash the potential of every team is more important than ever after over a year of COVID-19 and its myriad ripple effects. United Airlines, for example, had to rethink everything from aerodynamics to finances to logistics as they executed a mid-air pivot from carrying vacationers to transporting vaccines. United’s teams used Jira Software and Confluence to coordinate and move with urgency as the situation evolved – and they pulled off the transition in just seven days. Their story, and so many others like it, highlight the fact that we’re entering an era where teamwork means bringing people together from across the entire organization and using software to help them collaborate in new, more effective ways. Atlassian is uniquely positioned to connect teams across software development, IT, and business. We’re helping teams break through organizational silos with products that combine to form a unified collaboration platform. We’re working closely with our customers to create innovative new products through our Point A program. We’re investing in continuous improvement across our portfolio from Jira Software to Jira Service Management to Trello. And we’re doing it in the cloud where we can deliver world-class technology at next-gen speed. From the CEOs 2 ⏱

If you build it (in the cloud), they will come ⛅

We're excited about the early momentum we're seeing around cloud migrations, which are tracking in line with our expectations. Cloud migrations doubled in Q3 compared to the same quarter last year. This is a big increase and we have more hard yakka 🇦🇺 ahead of us. As expected, smaller customers are leading the way and we're building momentum with larger customers.

Our cloud platform remains our largest investment, facilitating the continuous innovation that allows us to attract customers of all sizes and help enterprises be as nimble as startups. For example, machine data analytics provider Splunk is beginning to migrate 5,000+ users to the Atlassian cloud. The move will allow their IT team to focus more on internal adoption and maximizing the value they get from Jira and Confluence instead of spending time maintaining their server instances.

"Atlassian's cloud means we'll have the latest and greatest features, without having to worry about planning releases or applying patches," says CIO Steve McMahon. "We expect to see a significant return on investment as we embed Atlassian's software into our core workflow, and the move to cloud is an integral aspect of that plan."

Our Cloud Premium and Cloud Enterprise editions are proving popular among larger customers like Splunk. These editions put customer admins in the driver's seat with new, flexible options around user authentication policies and the ability to control how often updates are delivered to their cloud instance. Meanwhile, smaller organizations continue to drive cloud sign-ups overall, powered by our hyper-efficient go-to-market funnel and our free cloud editions. As these organizations grow, our cloud platform allows them to add more users or trial new products with just a few clicks, underscoring our ability to support customers of any size.

ATLASSIAN + SPLUNK

"We expect to see a significant return on investment as we embed Atlassian's software into our core workflow, and the move to cloud is an integral aspect of that plan."

Steve McMahon
Chief Information Officer, Splunk

ATLASSIAN Q3 FY21

3

Q3 FY21 Working with customers to keep products on point ☝ Atlassian’s move to become a cloud-first company is about innovation and customer value. Full stop. We're leaning into our DNA as creators by investing in a scalable platform that supports cross-product capabilities. This platform allows us to deliver new products that address customers' challenges today and anticipate their future needs. Our long-term success as a company hinges on making our customers successful. Nail that and the economic benefits will follow - something we’ve seen time and time again throughout Atlassian’s history. To that end, we launched a program that brings customers into close (virtual) collaboration with our product development teams: Point A by Atlassian. By internally fast-tracking the most promising ideas and vetting early versions with actual users, customers get value out of Point A products from day 1. These products evolve rapidly thanks to Atlassian’s amazing R&D teams and our multi-year investment in our cloud platform, which lets us bake popular collaboration features like commenting, @mentions, and global search into new products with minimal effort. These are the five initial products we’re developing in collaboration with our customers. 4

For technical teams

Compass ALPHA

Compass represents a new category of development tool that many of our customers tell us is "the missing piece" within their development stack. Software isn't just written anymore – it's assembled. Developers are using third-party services as well as services created internally, which means software architecture has never been more sprawling or complex. But until now, information about all the components that comprise their applications has been scattered across separate tools, with no holistic view. Compass 🧭 provides a developer portal that helps teams understand and evolve their software architecture. It brings disconnected information together in a central, searchable location so teams can maximize operational health. Compass has changed the way our teams work at Atlassian, and we know customers will love what it does for them, too.

Jira Product Discovery ALPHA

Product managers must understand their customers' needs in order to build great products. While today's PMs have more information than ever before on customer behavior, they still lack an elegant way to capture and organize that feedback. Jira Product Discovery helps them prioritize input based on what will make the biggest impact, weigh the opportunities in front of them ⚖️, and integrate those decisions seamlessly into planning and execution.

For business teams

Jira Work Management

Planning and organizing work is our bread n' butter 🍞, with Jira at the center. Now business teams can get all the power of Jira, packaged in a streamlined interface built just for them. And because it's all on a platform shared with their tech team counterparts, information flows automatically across the organization, making dependencies easier to spot. For organizations that already use Jira Software or Jira Service Management, Jira Work Management is an easy "yes."

ATLASSIAN Q3 FY21 5

Halp

Imagine if Slack or Microsoft Teams was also an internal help desk. Now it can be. Halp uses emoji reactions to turn messages into tickets, adding just the right amount of process to keep teams in the flow. Over the past year, Halp has created over 1 million tickets and tripled its customer base 📈, which includes high-growth companies such as DoorDash and Peloton.

For all teams

Team Central BETA

Even though workers are trickling back into offices, we believe distributed teamwork is here to stay. This means staying up to speed is both extremely important and extra challenging – especially when you're dealing with *teams of teams*. That's where Team Central comes in: a shared place to report on project status and track progress toward goals. Designed for people who love effective collaboration but hate mind-numbing meetings 💤, Team Central is perfect for organizations distributed across time zones and makes sharing updates as easy as composing a tweet.

Our ongoing investment in a world-class cloud platform makes Point A possible. We look forward to sharing more updates in future quarters as we work closely with customers on a pipeline of innovative new products. Watch this space! 🔭

ATLASSIAN Q3 FY21 6

Continuous investment in leading-edge products 💡

As companies sprint toward digital transformation, they're recognizing that IT needs to collaborate effectively with every department in order for the organization to operate at a high speed. At the same time, business teams and technical teams are working more closely than ever before. The agile practices that drive transformation among technical teams flow through to business teams, highlighting the need for a unified collaboration platform to keep everyone in lock-step.

"We're working in a very competitive market, so it's important for us to be as efficient as possible," says Roman Bugaev, CTO of Flo. With the help of Jira Service Management, Jira Software, Bitbucket, and Confluence, this top-rated health app supports 165 million users. "We've gone from one big-bang release every month to 10-20 production deployments per day. We also reduced the average development cycle time. Atlassian brings all these teams together."

That's why we continue to enhance our core product and platform capabilities, such as these wins we announced at Team '21:

For technical teams

Jira Service Management is the product of a multi-year investment that integrates service desk ticketing, incident management, real-time communications, and configuration and asset management. Now we're increasing our investment with the recent acquisition of ThinkTilt, maker of ProForma, a no-code/low code form builder with 700+ customers worldwide. ThinkTilt lets IT teams create dynamic cascading forms inside Jira that help them deliver better, faster service to the employees they support. 🛠️ This is critical for delivering enterprise-wide service management, an area where we continue to see strong growth.

ATLASSIAN + ThinkTilt

Atlassian supports over 4,000 applications in our marketplace – the result of a decade's worth of investment to deliver even more innovation to customers through tens of thousands of third-party developers. We also announced we're taking it even further with Open DevOps - a pre-configured set of integrations that combines Atlassian products and leading partner offerings. We believe the best toolchains are open toolchains. But the overhead of complex set-up and integration can slow development teams down. Using Jira Software as the backbone, this collection of apps makes customers' development toolchains feel like an all-in-one, yet remains open so teams can customize it to suit their needs.

ATLASSIAN Q3 FY21 7

Q3 FY21 8 For business teams This quarter marked the beginning of a whole new Trello – our flexible work management tool for teams that don’t need the kind of structure Jira provides. Inspired by feedback from customers, we launched innovative new ways to visualize work: as a dashboard; timeline; table; or map. Along with the classic list and calendar views, these new views let teams get the perspective they need to make better decisions and get more done. We also introduced smart cards in Trello that bring work from tools like Dropbox, Figma, and Salesforce into one place. With companies using 200+ different apps on average, connecting all the dots is more important than ever. Smart cards turn Trello boards into a team’s work management hub, no matter where their data lives.

Laying the foundation for long-term growth

Atlassian is committed to making long-term investments that set up our customers to do the best work of their lives, no matter where their desks are. We are seizing this moment to drive further investment to build innovative products powered by a world-class cloud platform to unleash the potential of our customers.

Looking back on the past year, what we feel more than anything is gratitude. Thank you to our customers, partners, and everyone else in the Atlassian community for being steadfast allies. When times are tough, you see who your mates really are. We hope the feeling is mutual. ❤

To our team of 6,000+ Atlassians, keep on rockin'. In the face of a sudden transition to remote work and a climate of heightened anxiety, you've continued to crush your goals and find innovative ways to deliver value to our customers every day. And despite growing by 2,000+ team members in the past 12 months, Atlassian landed once again on Fortune's 100 Best Companies to Work For and ranked 8th amongst large tech companies. 🤘


FORTUNE
100
BEST COMPANIES
TO WORK FOR 2021


FORTUNE
RANKINGS
MAGAZINE
NEWSLETTERS
PODCASTS
COVID-19
MORE
SEARCH
SIGN IN
100 Best Companies to Work For
Atlassian 46
The culture at Atlassian has shifted in two ways since the onset of the pandemic. For one, the company, which specializes in IT and collaboration software, transitioned its nearly 5,000 employees worldwide to work from home within a matter of days. In future, employees will be able to remain remote if they choose, given that only 8% have reported a preference for returning to an office setting. Secondly, after getting everyone situated online, Atlassian encouraged its workforce to unplug more often, offering 15 extra days of leave for any reason related to the pandemic, from caregiving responsibilities to a positive COVID-19 test result.

Finally, we'd like to congratulate one Atlassian in particular: Martin Lam. Martin has been a valued leader for over six years and will now take on the role of Head of Investor Relations. We know he'll continue to be a trusted partner for our investor community. Congrats also to Matt Sonefeldt, Martin's predecessor, on his new role as Head of Strategy and Business Operations. Lots to celebrate! 🎉

We look forward to speaking with you on our quarterly earnings call. In the meantime, here's to the road ahead and to unleashing the potential of every team.

MIKE & SCOTT



Mike Cannon-Brookes
Co-founder and co-CEO



Scott Farquhar
Co-founder and co-CEO

ATLASSIAN Q3 FY21 9

Q3 FY21 10 The bottom line ‣ No other company offers a single collaboration platform that connects workers across every department, yet offers individual teams the flexibility to choose the right tools to support the unique ways they work. ‣ Cloud migrations have doubled year-over-year, tracking in line with our expectations. ‣ Our steady drumbeat of innovation through Point A and continuous updates to existing products sets us up to win with technical and non-technical teams.

Cameron Deatsch, Chief Revenue Officer

Customer highlights

Team ’21 is wrapping up, and wow: what a show! This was our second year running our annual conference as a virtual event and it included a diverse mix of content exploring the intersections of teamwork, humanity, and technology. As we discussed last quarter, Team ’21 is a fantastic example of how we’re delivering value at every level of our funnel and transforming how we engage with our customers at scale. Team ’21 attracted approximately 30,000 registered attendees. 25% of them came from business teams, and for 70%, this was their first Atlassian event.

A few highlights:

- Best-selling author Malcolm Gladwell came in with some straight-talk about the responsive, creative leadership companies and teams need today.
- “Evolution of Modern Work” keynote with Mike Cannon-Brookes, Zoom CEO Eric Yuan, and Slack CEO Stewart Butterfield.
- Shobz Ahluwalia, Peloton’s CIO, spoke with Scott Farquhar about the future of IT.
- Northwestern Mutual and DE Volksbank shared their journeys to cloud, focusing on migrating from data center and navigating the regulatory environment, respectively.
- HP gave a master class in using Confluence for knowledge management.



Customers
Period ended
152,727
159,787
164,790
171,051
174,097
182,717
194,334*
212,807**
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21

*Includes an increase of 2,859 Trello single-user accounts.
**Includes an increase of 5,658 Trello single-user accounts.

Customers: We define the number of customers at the end of any particular period as the number of organizations with unique domains that have at least one active and paid product license or subscription for which they paid approximately $10 or more per month. While a single customer may have distinct departments, operating segments or subsidiaries with multiple active product licenses or subscriptions, if the product deployments share a unique domain name, we only include the customer once for purposes of calculating this metric. We define active licenses as those licenses that are under an active maintenance or subscription contract as of period end.

ATLASSIAN Q3 FY21 11

Q3 FY21 12 Initiatives ranging from virtual and partner events to improving free offerings continue to drive strong customer growth, and we continue to see strong customer demand across our cloud product portfolio. We ended Q3 with 212,807 customers, adding 18,473 net new customers during the quarter. As mentioned during last quarter’s earnings call, beginning in Q2’21 we began to see strong Trello customer growth driven by the rollout of new product features within Trello. Some of these new customers are single-user Trello accounts: 5,658 net new customers in Q3’21 and 2,859 in Q2’21. We’re delighted that our new product features are delivering immediate value to users as well as driving greater conversion, even among single-users. In the spirit of openness, we’re calling out the impact we’re seeing from these customers. The bottom line ‣ Team ’21 showcased our ability to engage tens of thousands of customers across wide-ranging technical and business roles, from customers of all sizes. ‣ Customer growth remains strong, powered by the combination of innovative cloud products and our unique flywheel GTM model.

Q3 FY21 13 Financial highlights James Beer, Chief Financial Officer Third-quarter fiscal year 2021 highlights We posted strong financial performance in Q3’21. More importantly, we are pleased with our progress towards our long-term goals. We continue to see strong customer demand across our cloud products and we are tracking well against our cloud migration expectations - led by smaller customers and momentum that’s building with larger customers. Our Q3’21 financial results also saw accelerated short-term demand for on-premises products as a result of customers purchasing ahead of both the discontinuation of new server license sales and price changes to on-premises products during the quarter. Highlights for Q3’21 include: • Subscription revenue grew 43% year-over-year. Specifically, cloud revenue grew 35% year- over-year. Data center revenue grew 75% year-over-year, driven by the accelerated demand from the discontinuation of new server license sales and customers purchasing ahead of price changes that went into effect during the quarter. Subscription revenue continues to be the primary driver of total revenue growth. Third-quarter fiscal year 2021 financial summary (in thousands, except per share data) A reconciliation of IFRS to non-IFRS measures is provided within tables at the end of this letter, in our earnings press release or posted on our Investor Relations website. !+,4'37$46(41)),5&$. ),0$0&,$.57//$4; /4:.5;9'4*9+>)+6:6+89.'8+*':''4*6+8)+4:'-+ !+4((106+50'('$4&+  ,0(106+50'('$4&+   (57.65 "+<+4;+            8599685,/:             85993'8-/4         6+8':/4-/4)53+2599            6+8':/4-3'8-/4       +:/4)53+2599            +:/4)53+25996+89.'8+*/2;:+*          '9.,25=,85356+8':/549          10 (57.65 8599685,/:              85993'8-/4           6+8':/4-/4)53+          6+8':/4-3'8-/4         +:/4)53+           +:/4)53+6+89.'8+*/2;:+*            8++)'9.,25=

Q3 FY21 14 • Server demand was also better than expected, driven by the discontinuation of new server license sales and price changes that went into effect during the quarter. This outperformance comes on an increasingly small base of server maintenance and perpetual license revenues. When compared to Q2’21, server revenue increased by only $11 million quarter-over-quarter across the combination of server maintenance and perpetual license revenue. In comparison, subscription revenue grew by $39 million, quarter-over-quarter. • The short-term, “event-driven” on-premises demand was primarily driven by partners in EMEA and APAC. • Other revenue, which is primarily driven by the Atlassian Marketplace, saw revenue growth of 104% year-over-year. Marketplace sales benefited from the accelerated, event-driven purchasing across server and data center. Revenue on the sale of third-party marketplace apps is recognized in the period the product is purchased. • We continued to execute against our ambitious hiring plans. We added 365 net new Atlassians in the quarter, with the majority in R&D. We will continue to invest purposefully as we position Atlassian to drive durable growth and win in our large addressable markets. • We posted record levels of operating profit and free cash flow this quarter, a direct result of the event-driven outperformance. Third-quarter fiscal year 2021 results Revenue Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 $569 $501 $460 $430$412$409 Total revenue U.S. $ in millions (Y/Y growth rate in %) 23% 37% 26% 38% 33% 29% !+,4'37$46(41)),5&$. 4(8(07(4(57.65 /4:.5;9'4*9+>)+6:6+8)+4:'-+ <     #($418(4;($4 *4196+ (8(07(5 #;(9)8/6:/54         '/4:+4'4)+        !+86+:;'22/)+49+         :.+8         $5:'28+<+4;+9         !+,4'37$46(41)),5&$. (60&1/( /4:.5;9'4*9+>)+6:6+89.'8+*':' !+4((106+50'('$4&+   (57.65 +:/4)53+2599      +:/4)53+25996+89.'8+*/2;:+*     10 (57.65 +:/4)53+      +:/4)53+6+89.'8+*/2;:+*

Margins and operating expenses

(in thousands)

	Q3'21	Q3'20
Gross margin		
IFRS gross margin	85.1%	82.8%
Non-IFRS gross margin	87.2%	85.8%
Total operating expenses		
IFRS operating expenses	$414,325	$360,847
Non-IFRS operating expenses	$320,237	$275,919
Research and development expenses		
IFRS research and development expenses	$244,098	$204,148
Non-IFRS research and development expenses	$180,358	$147,036
% of total revenues	*31.7%*	*35.7%*
Marketing and sales expenses		
IFRS marketing and sales expenses	$92,043	$84,485
Non-IFRS marketing and sales expenses	$77,991	$70,188
% of total revenues	*13.7%*	*17.1%*
General and administrative expenses		
IFRS general and administrative expenses	$78,184	$72,214
Non-IFRS general and administrative expenses	$61,888	$58,695
% of total revenues	*10.9%*	*14.3%*
Operating income		
IFRS operating income (loss)	$69,515	$(19,920)
Non-IFRS operating income	$175,652	$77,188
% of total revenues	*30.9%*	*18.8%*

Headcount

Total employee headcount was 6,117 at the end of Q3'21, an increase of 365 employees since the end of Q2'21. The majority of the increase was in R&D.

Net income

	Q3'21	Q3'20
IFRS Results		
Net income (loss)	$159,840	($158,825)
Net income (loss) per share - diluted	$0.63	($0.65)
Non-IFRS Results		
Net income	$123,257	$61,892
Net income per share - diluted	$0.48	$0.25

IFRS net income for Q3'21 included a gain of $150.7 million recorded in "other non-operating income (expense), net," compared with a charge of $141.8 million in Q3'20 relating to our exchangeable senior notes and related capped calls. Of this amount, a gain of $161.3 million is related to marking to fair value the exchange feature of the notes and related capped calls that remain outstanding as of quarter end. In addition, a net loss of $10.6 million is related to the net impact of repurchasing a portion of the notes and the unwinding of the related capped calls during this quarter.

ATLASSIAN Q3 FY21 15

Q3 FY21 16 Balance sheet Atlassian finished Q3’21 with $1.6 billion in cash, cash equivalents, and short-term investments. During Q3’21, we used $591.6 million in cash to repurchase a portion of the notes in privately negotiated transactions and received $63.3 million in cash from the termination of the corresponding portion of our capped call transactions. The net impact resulted in cash outflows of $528.2 million and was reflected in cash used in financing activities on our statement of cash flows. Free cash flow Cash flow from operations for Q3’21 was $377.0 million, while capital expenditures totaled $5.4 million and payments of lease obligations totaled $11.3 million, resulting in free cash flow of $360.4 million. The free cash flow margin for Q3’21, defined as free cash flow as a percentage of revenue, was 63.4%. The strong free cash flow performance was a direct result of the event- driven outperformance during the quarter.

Q3 FY21 17 Financial targets Fourth-quarter fiscal year 2021 outlook Revenue We continue to expect variability in our revenue growth as customers choose when to migrate to our cloud or data center offerings. As a reminder, while we have discontinued sales of new server licenses in Q3’21, upgrades of existing server licenses will continue to be available through Q3’22. In Q4’21, we expect to see the following trends: • We expect to outperform the mid-30% subscription revenue growth target for fiscal year 2021 which we previously provided at Investor Day. Subscription revenue will continue to be the primary driver of growth. • While the leading indicators for cloud migrations are encouraging, migrations will only have a modest impact on fiscal year 2021 revenue. Consistent with prior commentary, we expect the impact from migration-related revenue to build steadily over time. As shared at Investor Day and in prior shareholder letters, we expect half of our server customers will migrate in fiscal year 2023 and beyond. It is important to note our assumption that medium and large-sized customers, which have a greater impact on revenue, will take more time to migrate than smaller customers. Of this cohort, we estimate that approximately two-thirds will migrate after fiscal year 2022. • Total revenue growth will moderate in Q4’21, with the mid-point of our revenue guidance range representing year-over-year growth of 21%. ,0$0&,$.!$4*(65  < !+4((106+50',0* 70(  "+<+4;+  3/22/54:5 3/22/54 85993'8-/4  :5  6+8':/4-3'8-/4  +:25996+89.'8+*/2;:+*    &+/-.:+*'<-9.'8+9;9+*/4)536;:/4-*/2;:+*"#4+:25996+89.'8+  3/22/54:5  3/22/54 10 < !+4((106+50',0* 70(  85993'8-/4  :5 6+8':/4-3'8-/4  +:/4)53+6+89.'8+*/2;:+*    &+/-.:+*'<-9.'8+9;9+*/4)536;:/4-*/2;:+*454"#4+:/4)53+6+89.'8+ 3/22/54:5 3/22/54

Q3 FY21 18 • We expect the following factors to impact revenue growth in the coming quarters: ◦ Contracting server business - Our server business will contract as customers migrate to our subscription offerings. This decline will be seen in both license and maintenance revenue. Beginning in Q4’21, we expect to recognize less perpetual license revenue as we will no longer offer new server licenses. Note that customers will still have the ability to upgrade their existing server licenses through Q3’22 and we expect to see modest perpetual license revenue through Q3’22. ◦ Enterprise loyalty discounts applied to migrating customers - At enterprise-level user tiers, we are offering loyalty discounts to both server and data center customers to incentivize migration. ◦ Marketplace - Marketplace revenue, which is reflected in “Other revenue,” will be impacted by the accelerated demand we saw in Q3’21 and our temporarily lowered Marketplace take rates on the sales of third-party cloud apps which are designed to incentivize further cloud app development. ◦ Tough compare - We observed unprecedented customer purchasing in Q3’21 driven by the confluence of events from the end of new server license sales and price changes to on-premises products. As a result, Q3’22 will be a tough compare from a year-over-year revenue growth perspective. ◦ Shape of the revenue growth “curve” - We continue to expect the above factors to impact revenue growth in fiscal year 2022 before improving.

Q3 FY21 19 Profitability We will maintain our approach of “looking through” short-term growth fluctuations and purposefully investing to drive long-term durable growth. We continue to have ambitious hiring plans, with a focus on R&D. We continue to expect the following trends in Q4’21: • Gross margin is expected to decline due to the business mix shift from server to cloud. This impact will be primarily driven by additional personnel costs to support cloud migrations and our cloud customer base, as well as increased hosting costs for cloud enterprise customers. • Operating margin is expected to decline as server revenues contract and we continue to invest heavily in cloud R&D. We will continue investing in our cloud platform, supporting microservices, improving our migration tools, developing new products, and driving product improvements. • Free cash flow is expected to be impacted as a result of the continued business mix shift to the cloud. Maintenance contracts for our server products are only offered on annual terms, while we offer subscriptions for our cloud products on both annual and monthly terms. In the short term, the shift to the cloud and the potential mix change in billing term may create a headwind for free cash flow. Over the long term, as more enterprise customers migrate to the cloud, we expect any such headwind to subside. We continue to invest towards realizing our long-term goals: to serve our customers' mission- critical workflows as a cloud-first company and to deliver technical and non-technical teams world-class innovation in massive markets. Q3’21 was another solid step on this multi-year journey, and we look forward to the road ahead.

ATLASSIAN CORPORATION PLC

Consolidated statements of operations

(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020	Nine Months Ended March 31, 2021	Nine Months Ended March 31, 2020
Revenues:				
Subscription	$ 349,915	$ 244,155	$ 938,554	$ 673,934
Maintenance	132,921	119,628	391,891	346,576
Perpetual license	31,308	21,002	75,569	74,797
Other	54,584	26,797	123,579	88,390
Total revenues	568,728	411,582	1,529,593	1,183,697
Cost of revenues (1) (2)	84,888	70,655	238,054	198,695
Gross profit	483,840	340,927	1,291,539	985,002
Operating expenses:				
Research and development (1) (2)	244,098	204,148	717,397	552,450
Marketing and sales (1) (2)	92,043	84,485	239,480	221,791
General and administrative (1)	78,184	72,214	225,502	193,395
Total operating expenses	414,325	360,847	1,182,379	967,636
Operating income (loss)	69,515	(19,920)	109,160	17,366
Other non-operating income (expense), net	150,662	(141,701)	(421,358)	44,748
Finance income	1,464	7,199	6,166	24,411
Finance costs	(10,591)	(12,435)	(114,614)	(37,126)
Income (loss) before income tax benefit (expense)	211,050	(166,857)	(420,646)	49,399
Income tax benefit (expense)	(51,210)	8,032	(62,596)	(14,830)
Net income (loss)	$ 159,840	$ (158,825)	$ (483,242)	$ 34,569
Net income (loss) per share attributable to ordinary shareholders:				
Basic	$ 0.64	$ (0.65)	$ (1.94)	$ 0.14
Diluted	$ 0.63	$ (0.65)	$ (1.94)	$ 0.14
Weighted-average shares outstanding used to compute net income (loss) per share attributable to ordinary shareholders:				
Basic	250,279	245,504	249,152	244,161
Diluted	255,128	245,504	249,152	251,255

(1) Amounts include share-based payment expense, as follows:

	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020	Nine Months Ended March 31, 2021	Nine Months Ended March 31, 2020
Cost of revenues	$ 6,495	$ 5,535	$ 18,552	$ 14,654
Research and development	63,699	57,071	198,235	151,988
Marketing and sales	11,774	11,397	30,224	32,902
General and administrative	16,296	13,519	44,676	35,712

(2) Amounts include amortization of acquired intangible assets, as follows:

	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020	Nine Months Ended March 31, 2021	Nine Months Ended March 31, 2020
Cost of revenues	$ 5,554	$ 6,645	$ 16,386	$ 24,306
Research and development	41	41	124	124
Marketing and sales	2,278	2,900	6,894	10,511

ATLASSIAN Q3 FY21
20

ATLASSIAN CORPORATION PLC

Consolidated statements of financial position

(U.S. $ in thousands)

	March 31, 2021 (unaudited)	June 30, 2020
Assets		
Current assets:		
Cash and cash equivalents	$ 1,151,450	$ 1,479,969
Short-term investments	412,872	676,072
Trade receivables	193,155	112,019
Tax receivables	3,161	1,509
Derivative assets	189,776	327,487
Prepaid expenses and other current assets	54,341	46,730
Total current assets	2,004,755	2,643,786
Non-current assets:		
Property and equipment, net	100,707	97,648
Deferred tax assets	44,652	35,351
Goodwill	719,160	645,140
Intangible assets, net	128,285	129,690
Right-of-use assets, net	194,476	217,683
Other non-current assets	130,983	124,774
Total non-current assets	1,318,263	1,250,286
Total assets	$ 3,323,018	$ 3,894,072
Liabilities		
Current liabilities:		
Trade and other payables	$ 233,458	$ 202,570
Tax liabilities	54,087	19,583
Provisions	25,041	14,291
Deferred revenue	779,987	573,813
Lease obligations	39,218	34,743
Derivative liabilities	884,883	1,284,596
Exchangeable senior notes, net	542,055	889,183
Total current liabilities	2,558,729	3,018,779
Non-current liabilities:		
Deferred tax liabilities	37,049	31,304
Provisions	10,906	9,493
Deferred revenue	93,831	27,192
Lease obligations	205,565	229,825
Other non-current liabilities	4,270	2,173
Total non-current liabilities	351,621	299,987
Total liabilities	2,910,350	3,318,766
Equity		
Share capital	25,088	24,744
Share premium	461,012	459,892
Other capital reserves	1,423,220	1,130,918
Other components of equity	102,982	76,144
Accumulated deficit	(1,599,634)	(1,116,392)
Total equity	412,668	575,306
Total liabilities and equity	$ 3,323,018	$ 3,894,072

ATLASSIAN Q3 FY21

21

ATLASSIAN CORPORATION PLC

Consolidated statements of cash flows

(U.S. $ in thousands)
(unaudited)

	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020	Nine Months Ended March 31, 2021	Nine Months Ended March 31, 2020
Operating activities				
Income (loss) before income tax benefit (expense)	$ 211,050	$ (166,857)	$ (420,646)	$ 49,399
Adjustments to reconcile income (loss) before income tax expense to net cash provided by operating activities:				
Depreciation and amortization	13,906	14,738	41,124	49,148
Depreciation of right-of-use assets	9,418	8,945	28,010	26,172
Loss (gain) on sale of investments, disposal of assets and other	836	(591)	1,135	(855)
Net unrealized loss on investments	1,250	—	2,000	—
Interest expense	3,316	3,482	10,312	10,581
Net unrealized foreign currency loss (gain)	(266)	(4,119)	10,175	(3,173)
Share-based payment expense	98,264	87,522	291,687	235,256
Net loss (gain) on exchange derivative and capped call transactions	(150,665)	141,783	415,933	(46,743)
Amortization of debt discount and issuance cost	7,275	8,955	104,302	26,545
Interest income	(1,464)	(7,200)	(6,166)	(24,411)
Changes in assets and liabilities:				
Trade receivables	(35,420)	29,902	(80,943)	(11,211)
Prepaid expenses and other assets	(3,691)	(1,224)	(11,052)	(7,594)
Trade and other payables, provisions and other non-current liabilities	47,784	30,961	33,223	25,452
Deferred revenue	186,880	4,958	270,813	113,737
Interest received	3,018	8,146	10,472	24,416
Income tax paid, net	(14,455)	(3,088)	(43,416)	(15,850)
Net cash provided by operating activities	377,036	156,313	656,963	450,869
Investing activities				
Business combinations, net of cash acquired	(41,460)	—	(83,624)	(37,983)
Purchases of property and equipment	(5,365)	(6,742)	(22,730)	(19,865)
Purchases of investments	(24,254)	(364,603)	(93,519)	(951,481)
Proceeds from maturities of investments	135,245	232,239	330,549	425,257
Proceeds from sales of investments	1,092	95,680	48,786	237,641
Increase in restricted cash	—	—	(2,162)	—
Payment of deferred consideration	—	—	(185)	—
Net cash provided by (used in) investing activities	65,258	(43,426)	177,115	(346,431)
Financing activities				
Proceeds from exercise of share options	11	499	1,158	1,485
Payments of lease obligations	(11,303)	(9,308)	(33,538)	(26,335)
Payment of issuance costs for credit facility	—	—	(4,445)	—
Interest paid	(922)	—	(4,216)	(3,125)
Repayment of exchangeable senior notes	(591,550)	(2)	(1,263,047)	(2)
Proceeds from settlement of capped call transactions	63,305	—	136,081	—
Net cash used in financing activities	(540,459)	(8,811)	(1,168,007)	(27,977)
Effect of exchange rate changes on cash and cash equivalents	(2,100)	(5,608)	5,410	(6,709)
Net increase (decrease) in cash and cash equivalents	(100,265)	98,468	(328,519)	69,752
Cash and cash equivalents at beginning of period	1,251,715	1,239,725	1,479,969	1,268,441
Cash and cash equivalents at end of period	1,151,450	1,338,193	1,151,450	1,338,193

ATLASSIAN Q3 FY21

22

ATLASSIAN CORPORATION PLC

Reconciliation of IFRS to non-IFRS results

(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020	Nine Months Ended March 31, 2021	Nine Months Ended March 31, 2020
Gross profit				
IFRS gross profit	$ 483,840	$ 340,927	$ 1,291,539	$ 985,002
Plus: Share-based payment expense	6,495	5,535	18,552	14,654
Plus: Amortization of acquired intangible assets	5,554	6,645	16,386	24,306
Non-IFRS gross profit	$ 495,889	$ 353,107	$ 1,326,477	$ 1,023,962
Operating income				
IFRS operating income (loss)	$ 69,515	$ (19,920)	$ 109,160	$ 17,366
Plus: Share-based payment expense	98,264	87,522	291,687	235,256
Plus: Amortization of acquired intangible assets	7,873	9,586	23,404	34,941
Non-IFRS operating income	$ 175,652	$ 77,188	$ 424,251	$ 287,563
Net income				
IFRS net income (loss)	$ 159,840	$ (158,825)	$ (483,242)	$ 34,569
Plus: Share-based payment expense	98,264	87,522	291,687	235,256
Plus: Amortization of acquired intangible assets	7,873	9,586	23,404	34,941
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	(143,390)	150,738	520,235	(20,198)
Less: Income tax effects and adjustments	670	(27,129)	(56,745)	(58,774)
Non-IFRS net income	$ 123,257	$ 61,892	$ 295,339	$ 225,794
Net income per share				
IFRS net income (loss) per share - diluted	$ 0.63	$ (0.65)	$ (1.94)	$ 0.14
Plus: Share-based payment expense	0.39	0.35	1.16	0.93
Plus: Amortization of acquired intangible assets	0.03	0.04	0.09	0.14
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	(0.57)	0.61	2.06	(0.08)
Less: Income tax effects and adjustments	—	(0.10)	(0.21)	(0.23)
Non-IFRS net income per share - diluted	$ 0.48	$ 0.25	$ 1.16	$ 0.90
Weighted-average diluted shares outstanding				
Weighted-average shares used in computing diluted IFRS net income (loss) per share	255,128	245,504	249,152	251,255
Plus: Dilution from share options and RSUs (1)	—	6,389	5,301	—
Weighted-average shares used in computing diluted non-IFRS net income per share	255,128	251,893	254,453	251,255
Free cash flow				
IFRS net cash provided by operating activities	$ 377,036	$ 156,313	$ 656,963	$ 450,869
Less: Capital expenditures	(5,365)	(6,742)	(22,730)	(19,865)
Less: Payments of lease obligations	(11,303)	(9,308)	(33,538)	(26,335)
Free cash flow	$ 360,368	$ 140,263	$ 600,695	$ 404,669

(1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the nine months ended March 31, 2021 and three months ended March 31, 2020 because the effect would have been anti-dilutive.

ATLASSIAN Q3 FY21

23

ATLASSIAN CORPORATION PLC

Reconciliation of IFRS to non-IFRS financial targets

(U.S. $)

	Three Months Ending June 30, 2021
Revenue	**$513 million to $528 million**
IFRS gross margin	**82% to 83%**
Plus: Share-based payment expense	1
Plus: Amortization of acquired intangible assets	1
Non-IFRS gross margin	**84% to 85%**
IFRS operating margin	**(6%)**
Plus: Share-based payment expense	17
Plus: Amortization of acquired intangible assets	2
Non-IFRS operating margin	**13%**
IFRS net loss per share - diluted	**($0.08)**
Plus: Share-based payment expense	0.35
Plus: Amortization of acquired intangible assets	0.03
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	0.02
Less: Income tax effects and adjustments	(0.15)
Non-IFRS net income per share - diluted	**$0.17**
Weighted-average shares used in computing diluted IFRS net loss per share	**250 million to 252 million**
Dilution from share options and RSUs (1)	5 million
Weighted-average shares used in computing diluted non-IFRS net income per share	**255 million to 257 million**

(1) The effects of these dilutive securities are not included in the IFRS calculation of diluted net loss per share for the three months ending June 30, 2021 because the effect would be anti-dilutive.

ATLASSIAN Q3 FY21

24

Q3 FY21 25 FORWARD-LOOKING STATEMENTS This shareholder letter contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our products, customers, anticipated growth, strategy, go-to-market model, Atlassian Marketplace, acquisitions, outlook, effects of the COVID-19 pandemic, technology and other key strategic areas, and our financial targets such as revenue, share count, and IFRS and non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share and free cash flow. We undertake no obligation to update any forward-looking statements made in this shareholder letter to reflect events or circumstances after the date of this shareholder letter or to reflect new information or the occurrence of unanticipated events, except as required by law. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect our financial results is included in filings we make with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in our most recent Forms 20-F and 6-K (reporting our quarterly results). These documents are available on the SEC Filings section of the Investor Relations section of our website at: https://investors.atlassian.com. ABOUT NON-IFRS FINANCIAL MEASURES Our reported results and financial targets include certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow. Management believes that the use of these non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our results of operations. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non- GAAP measures used by other companies. Our non-IFRS financial measures include: • Non-IFRS gross profit. Excludes expenses related to share-based compensation and amortization of acquired intangible assets. • Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangible assets. • Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share-based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and discrete tax impact resulting from a non-recurring transaction. • Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consists of purchases of property and equipment and payments of lease obligations. Our non-IFRS financial measures reflect adjustments based on the items below: • Share-based compensation. • Amortization of acquired intangible assets. • Non-coupon impact related to exchangeable senior notes and capped calls: • Amortization of notes discount and issuance costs. • Mark to fair value of the exchangeable senior notes exchange feature. • Mark to fair value of the related capped call transactions. • Net loss on settlements of exchangeable senior notes and capped call transactions. • The related income tax effects on these items, and discrete tax impact resulting from a non-recurring transaction. • Purchases of property and equipment and payments of lease obligations. We exclude expenses related to share-based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and discrete tax impact resulting from a non-recurring transaction from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions, and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share-based compensation expense, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and discrete tax impact resulting from a non-recurring transaction allow for more meaningful comparisons between our results of operations from period to period.

Q3 FY21 26 Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions, and strengthening our statement of financial position. Management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow: • As measures of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations. • For planning purposes, including the preparation of our annual operating budget. • To allocate resources to enhance the financial performance of our business. • To evaluate the effectiveness of our business strategies. • In communications with our Board of Directors and investors concerning our financial performance. The tables in this shareholder letter titled “Reconciliation of IFRS to non-IFRS Results” and “Reconciliation of IFRS to non-IFRS financial targets” provide reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS. We understand that although non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. ABOUT ATLASSIAN Atlassian unleashes the potential of every team. Our team collaboration and productivity software helps teams organize, discuss and complete shared work. Teams at more than 212,000 customers, across large and small organizations - including Bank of America, Redfin, NASA, Verizon, and Dropbox - use Atlassian's project tracking, content creation and sharing, and service management products to work better together and deliver quality results on time. Learn more about our products including Jira Software, Confluence, Jira Service Management, Trello, Bitbucket, and Jira Align at https://atlassian.com. Investor relations contact: Martin Lam, IR@atlassian.com Media contact: Jake Standish, press@atlassian.com